Income Focus – an optional benefit ~~available for~~described in section 11.b that has an additional rider charge ~~that~~and is intended to provide a payment stream for life in the form of partial withdrawals. **Income Focus provides no payment until the younger Covered Person is at least age 60.**

Income Focus Payment – the payment we make to you under Income Focus based on Income Value(s) and associated Income Value Percentage(s).

Income Protector – an optional benefit ~~available for~~described in section 11.a that has an additional rider charge ~~that~~and is intended to provide a payment stream for life in the form of partial withdrawals. **Income Protector provides no payment until the younger Covered Person is at least age 60.**

Income Value(s) – if you select Income Focus, we establish an Income Value for all Purchase Payments received in a specific time period that have the same associated Income Value Percentage as stated in section 11.b. We adjust each Income Value for subsequent withdrawals. A single Contract may have multiple Income Values. We use Income Value(s) to calculate the annual maximum Income Focus Payment.

Income Value Percentage(s) – a percentage we apply to each Income Value to determine the annual maximum Income Focus Payment. We establish a separate Income Value Percentage for each Income Value as discussed in section 11.b. Each Income Value Percentage can potentially increase by 1% each year if your Contract Value increases.

Increase Base – an amount we use to determine the Annual Increase as discussed in section 11.a. If you selected Income Protector at issue, it is initially equal to total Purchase Payments adjusted for withdrawals. On Quarterly Anniversaries, if we reset the Annual Increase to equal the current Contract Value, we also reset the Increase Base to equal the current Contract Value.

Investment Options – the variable investments available to you under the Contract. Investment Option performance is based on the securities in which they invest.

Investment Protector – an optional benefit ~~available for~~described in section 11.c and Appendix F that has an additional rider charge~~. It ~~and is intended to provide a level of protection for your principal and any annual investment gains on a specific date in the future.

Issue Date – the date shown on the Contract that starts the first Contract Year. Contract Anniversaries and Contract Years are measured from the Issue Date. We must receive your initial Purchase Payment and all necessary information before we issue the Contract.

Joint Owners – two Owners who own a Contract.

Last Increase Date – if you have Income Protector and select the Charge Lock Option rider, this is the date after which you no longer receive automatic increases to your guaranteed values and payments.

Last Performance Increase Date – if you have Income Focus and select the Charge Lock Option rider, this is the date after which your Income Value Percentages no longer receive Performance Increases.

Lifetime Plus Payment – the payment we make to you under Income Protector based on the Benefit Base.

Non-Qualified Contract – a Contract that is not purchased under a pension or retirement plan qualified for special tax treatment under sections of the Internal Revenue Code.

Owner – "you," "your" and "yours." The person(s) or entity designated at Contract issue and named in the Contract who may exercise all rights granted by the Contract.

Payee – the person or entity who receives Annuity Payments during the Annuity Phase.

Performance Increase – a 1% annual increase to each Income Value Percentage if your annual Contract Value increases. A Performance Increase occurs for an Income Value Percentage only if it is associated with an Income Value we have had for at least one full Rider Year.

Purchase Payment – the money you put into the Contract.

Qualified Contract – a Contract purchased under a pension or retirement plan qualified for special tax treatment under sections of the Internal Revenue Code (for example, 401(a) and 401(k) plans), Individual Retirement Annuities (IRAs), or Tax-Sheltered Annuities (referred to as TSA or 403(b) contracts). Currently, we issue Qualified Contracts that may include, but are not limited to Roth IRAs, Traditional IRAs and Simplified Employee Pension (SEP) IRAs.

Quarterly Anniversary – the day that occurs three calendar months after the Issue Date or any subsequent Quarterly Anniversary.

Quarterly Anniversary Value – the highest Contract Value on any Quarterly Anniversary before age 91, adjusted for subsequent Purchase Payments and withdrawals, used to determine Income Protector's Benefit Base as discussed in section 11.a, and the Quarterly Value Death Benefits in section 11.d and Appendix E.

Quarterly Value Death Benefit – an optional benefit ~~available for~~described in section 11.d and Appendix E that has an additional M&E charge ~~that~~and is intended to provide an increased death benefit. Also requires selection of an Additional Required Benefit.

Rider Anniversary – a twelve-month anniversary of the Rider Effective Date or any subsequent twelve-month Rider Anniversary.

Rider Anniversary Value – the highest Contract Value on any Rider Anniversary, adjusted for subsequent Purchase Payments and withdrawals, used to determine Investment Protector's Target Value as discussed in section 11.c.

Rider Effective Date – the date shown on the Contract that starts the first Rider Year if you select Income Protector, Income Focus or Investment Protector. Rider Anniversaries and Rider Years are measured from the Rider Effective Date.

Rider Year – any period of twelve months beginning on the Rider Effective Date or a subsequent Rider Anniversary.

Separate Account – Allianz Life Variable Account B is the Separate Account that issues your Contract. It is a separate investment account of Allianz Life. The Separate Account holds the Investment Options that underlie the Contracts. The Separate Account is divided into subaccounts, each of which invests exclusively in a single Investment Option.

Service Center – the area of our company that issues Contracts and provides Contract maintenance and routine customer service. Our Service Center address and telephone number are listed at the back of this prospectus. The address for mailing applications and/or checks for Purchase Payments may be different and is also listed at the back of this prospectus.

Target Value – if you select Investment Protector at issue, it is the greater of total Purchase Payments adjusted for withdrawals, or the Rider Anniversary Value multiplied by the guarantee percentage on each Target Value Date as stated in section 11.c.

Target Value Date – the date on which we guarantee your Contract Value cannot be less than the Target Value.

Total Income Value – the sum of all your individual Income Value(s). We use the Total Income Value to determine your Income Focus rider charge.

Traditional Death Benefit – the death benefit provided by the Contract that is equal to the greater of Contract Value, or total Purchase Payments adjusted for withdrawals described in section 10 and Appendix D.

Valid Claim – the documents we require to be received in Good Order at our Service Center before we pay any death claim. This includes the death benefit payment option, due proof of death, and any required governmental forms. Due proof of death includes a certified copy of the death certificate, a decree of court of competent jurisdiction as to the finding of death, or any other proof satisfactory to us.

Withdrawal Charge Basis – the total amount under your Contract that is subject to a withdrawal charge.

CONTRACT ANNUAL EXPENSES

	Mortality and Expense Risk (M&E) Charge[9] (as a percentage of each Investment Options' net asset value)
Base Contract without optional benefits	1.40%
Base Contract with Quarterly Value Death Benefit[10]	1.70%
Base Contract with the Bonus Option[11]	1.70%
Base Contract with the Bonus Option and Quarterly Value Death Benefit[10],[11]	2.00%

	Rider Charge	
	Maximum	Current[12]
Income Protector[13]		
Single Lifetime Plus Payments (as a percentage of the Benefit Base)	2.50%	1.20%
Joint Lifetime Plus Payments (as a percentage of the Benefit Base)	2.75%	1.20%
Income Focus[13]		
Single Income Focus Payments (as a percentage of the Total Income Value)	2.75%	1.30%
Joint Income Focus Payments (as a percentage of the Total Income Value)	2.95%	1.30%
Investment Protector (as a percentage of the Target Value)	2.50%	1.30%
Investment Protector (07.13) available from 7/22/2013 to today	2.50%	1.30%
Investment Protector (07.12) available from 4/29/2013 to 7/19/2013	2.50%	1.30%

ANNUAL OPERATING EXPENSES OF THE INVESTMENT OPTIONS

Following are the minimum and maximum total annual operating expenses charged by any of the Investment Options for the period ended December 31, 2013, before the effect of any contractual expense reimbursement or fee waiver. We show the expenses as a percentage of an Investment Option's average daily net assets.

[TO BE UPDATED BY AMENDMENT]

	Minimum	Maximum
Total annual Investment Option operating expenses[14] (including management fees, distribution or 12b-1 fees, and other expenses) before fee waivers and expense reimbursements	%	%

(9) We do not assess the M&E charge during the Annuity Phase. See section 7, Expenses – Mortality and Expense Risk (M&E) Charge.

(10) If you remove an Additional Required Benefit from your Contract without simultaneously replacing it, we no longer assess the additional 0.30% M&E charge for the Quarterly Value Death Benefit after the rider termination date.

(11) Not available in Connecticut or Oregon.

(12) The current rider charge may increase or decrease on each Quarterly Anniversary as discussed in section 7, Expenses – Rider Charge.

(13) If you select the Charge Lock Option rider, the rider charge for Income Protector or Income Focus is fixed at the rate in effect on the Charge Lock Date. You will continue to pay the rider charge after the Charge Lock Date as long as your selected benefit is in effect and your Contract Value is positive. See section 7, Expenses – Rider Charge.

(14) Some of the Investment Options or their affiliates may also pay service fees to us or our affiliates. Amounts may be different for each Investment Option. The maximum current fee is 0.25%. If these fees are deducted from Investment Option assets, they are reflected in the above table and disclosed in Appendix A. Appendix A contains annual operating expense details for each Investment Option.

1. THE VARIABLE ANNUITY CONTRACT

An annuity is a contract between you as the Owner, and an insurance company (in this case Allianz Life), where you make payments to us and the money is invested in Investment Options available through the Contract. Depending on market conditions, your Contract can gain or lose value based on your selected Investment Options' performance. When you are ready to take money out, we make payments to you according to your instructions and any restrictions associated with the payout option you select that is described in this prospectus. We do not make any changes to your Contract without your permission except as may be required by law.

The Contract has an Accumulation Phase and an Annuity Phase.

The Accumulation Phase is the first phase of your Contract, and it begins on the Issue Date. During the Accumulation Phase, your money is invested in the Investment Options you select on a tax-deferred basis. Tax deferral means you are not taxed on any earnings or appreciation on the assets in your Contract until you take money out of your Contract. (For more information, see section 12, Taxes.)

During the Accumulation Phase you can take withdrawals (subject to any withdrawal charge) and you can make additional Purchase Payments subject to the restrictions set out in section 3, Purchasing the Contract – Purchase Requirements. The Contract also offers the following optional benefits, for an additional charge.

- **Income Protector** (see section 11.a) provides guaranteed lifetime income called Lifetime Plus Payments that can begin from age 60 to age 90. We base payments on the Benefit Base that is at least equal to the Annual Increase (total Purchase Payments adjusted for withdrawals plus a quarterly simple interest increase). You must be age 80 or younger to select Income Protector.
- **Income Focus** (see section 11.b) provides guaranteed lifetime income called Income Focus Payments (which are similar to Lifetime Plus Payments) that can begin from age 60 to age 90. We base payments on a percentage (Income Value Percentage) of each Income Value (Purchase Payments adjusted for withdrawals). Income Value Percentages can potentially increase by 1% each year if your Contract Value increases (Performance Increases). You must be age 45 to 80 to select Income Focus.
- **Investment Protector** (see section 11.c) provides a Target Value (a level of protection for your principal and any annual investment gains) that is available on a future date if you hold the Contract for the required period. You must be age 80 or younger to select Investment Protector. Appendix F contains information specific to the older version of this benefit that was issued from April 29, 2013 to July 19, 2013.
- **The Quarterly Value Death Benefit** (see section 11.d) potentially provides an increased death benefit based on the highest quarterly Contract Value adjusted for withdrawals (Quarterly Anniversary Value). The Quarterly Value Death Benefit is only available at issue and requires you to also select an Additional Required Benefit (either Income Protector, Income Focus, or Investment Protector). Appendix E contains information specific to the older version of this benefit that was issued from November 20, 2012 to April 26, 2013.
- **The Bonus Option** (see section 11.e) provides a 6% bonus on Purchase Payments received before age 81 subject to a three-year vesting schedule. The Bonus Option has a higher and longer withdrawal charge schedule and is only available at issue.

The Accumulation Phase ends upon the earliest of the following.

- The Business Day before the Annuity Date. A Business Day is any day the New York Stock Exchange is open, except when an Investment Option does not value its shares.
- The Business Day we process your request for a full withdrawal.
- Upon the death of any Owner (or the Annuitant if the Contract is owned by a non-individual), the Business Day we first receive a Valid Claim from any one Beneficiary, unless the surviving spouse continues the Contract. If there are multiple Beneficiaries, the remaining Contract Value continues to fluctuate with the performance of the Investment Options until the complete distribution of the death benefit.

If you request Annuity Payments, your Contract enters the Annuity Phase. During the Annuity Phase we make regular periodic payments (Annuity Payments) based on the life of a person you choose (the Annuitant). We send Annuity Payments to you (the Payee). You can choose when Annuity Payments begin (the Annuity Date), subject to certain restrictions. We base Annuity Payments on your Contract Value and the payout rates for the Annuity Option you select. Your Annuity Payments do not change unless an Annuitant dies. The Annuity Phase ends when we make the last Annuity Payment under your selected Annuity Option. For more information, see section 9, The Annuity Phase.

This fee compensates us for the benefits provided by Income Protector, Income Focus or Investment Protector, including your benefit's guarantees. If the rider charge covers these costs and risks, any excess is profit to us. We anticipate making such a profit.

NOTE FOR CONTRACTS WITH INCOME PROTECTOR OR INCOME FOCUS:

- *Selecting the Charge Lock Option rider may reduce your Income Protector or Income Focus benefits significantly, and you may be better off either accepting a rider charge increase, or removing Income Protector or Income Focus from your Contract.* If you select the Charge Lock Option rider your Contract Value will continue to fluctuate with Investment Option performance after the Charge Lock Date. The Charge Lock Option rider may not be available in all states or through all broker dealers. You should consult with your Financial Professional before selecting the Charge Lock Option rider.
- **For Charge Lock Option riders issued in all states except Pennsylvania:** Once you select the Charge Lock Option rider, you cannot later remove it from your Contract.
- **For Charge Lock Option riders issued in Pennsylvania:** If you change your mind about having the Charge Lock Option rider, you can return the rider within ten days after receiving it and we treat it as if it had never been issued. If you return the Charge Lock Option rider this means we will increase your rider charge, but we will not reduce your guaranteed values or payments.
- If your benefit ends before the Benefit Date due to the death of a Covered Person or Owner (or Annuitant if the Owner is a non-individual), we refund any rider charges accrued and deducted after the date of death even if you select the Charge Lock Option rider. If your benefit ends after the Benefit Date due to the death of a Covered Person or Owner (or Annuitant if the Owner is a non-individual), we will not refund rider charges accrued and deducted after the date of death.

NOTE FOR CONTRACTS WITH INVESTMENT PROTECTOR:

- If your benefit ends due to the death of an Owner (or Annuitant if the Owner is a non-individual) and we deduct rider charges after the date of death, the rider charges accrued and deducted after the date of death are refunded if a Target Value Date does not occur between the date of death and the date we receive the first Valid Claim. We do not refund rider charges if a Target Value Date occurs between the date of death and the date we receive the first Valid Claim.

CONTRACT MAINTENANCE CHARGE

Your annual contract maintenance charge is $50. This charge is for Contract administration and maintenance expenses. We waive this charge as follows:

- During the Accumulation Phase ~~for all your Vision Contracts~~ if the total Contract Value (or Bonus Value, if applicable) for all Vision Contracts you own is at least $100,000 at the end of the last Business Day before the Contract Anniversary, or if the Contract Value (or Bonus Value, if applicable) ~~on the Contract Anniversary~~ for this single Vision Contract is at least $100,000 on the Contract Anniversary. We determine the total Contract Value (or Bonus Value, if applicable) for all individually owned Vision Contracts by using the Owner's social security number, and for non-individually owned Vision Contracts we use the Annuitant's social security number.
- During the Annuity Phase if the Contract Value on the last Business Day before the Annuity Date is at least $100,000.
- When paying death benefits under death benefit payment options A, B, or C.

During the Accumulation Phase, we deduct the contract maintenance charge on a dollar for dollar basis from the Contract Value (and Bonus Value, if applicable) on the Contract Anniversary. If you take a full withdrawal from your Contract (other than on a Contract Anniversary), we deduct the full contract maintenance charge. We do not treat the deduction of the contract maintenance charge as a withdrawal when computing any of your Contract's guaranteed values. During the Annuity Phase, we deduct the contract maintenance charge proportionately from each Annuity Payment.

WITHDRAWAL CHARGE

You can take withdrawals during the Accumulation Phase. A withdrawal charge applies if any part of a withdrawal comes from a Purchase Payment that is still within the withdrawal charge period. We assess the withdrawal charge against the Withdrawal Charge Basis, which is equal to total Purchase Payments, less any Purchase Payment withdrawn (excluding any penalty-free withdrawals), and less any applicable withdrawal charge. We do not reduce the Withdrawal Charge Basis for any amounts we deduct to pay other Contract charges.

WHEN ANNUITY PAYMENTS BEGIN

Annuity Payments begin on the Annuity Date. Your scheduled Annuity Date is the maximum permitted date allowed for your Contract, which is the first day of the calendar month following the later of: a) the Annuitant's 90th birthday, or b) the tenth Contract Anniversary. An earlier Annuity Date or a withdrawal may be required to satisfy minimum required distribution rules under certain Qualified Contracts. ***You can make an authorized request for a different, earlier or later Annuity Date after the Issue Date, but any such request is subject to applicable law and our approval.*** An earlier or later Annuity Date may not be available to you depending on the Financial Professional you purchase your Contract through and your state of residence. Your Annuity Date must be at least two years after the Issue Date.* The Annuity Date cannot be later than what is permitted under applicable law. If you are required to annuitize the Contract while you are receiving Lifetime Plus Payments or Income Focus Payments as a result of current tax law, which may occur at age 95 or later, we provide an annuity option with payments at least equal to the payments you are then receiving as described in the following note.

* In Florida, the earliest acceptable Annuity Date is one year after the Issue Date.

NOTE:

- **If on the maximum permitted Annuity Date your Contract Value is greater than zero, you must annuitize the Contract.** We notify you of your available options in writing 60 days in advance. If you have not selected an Annuity Option, we make payments under Annuity Option 2 with ten years of guaranteed monthly payments. Upon annuitization you no longer have Contract Value or a death benefit, and you cannot receive any other periodic withdrawals or payments other than Annuity Payments.

- **For Contracts with Income Protector or Income Focus:** If on the maximum permitted Annuity Date we require you to annuitize the Contract and you are receiving Lifetime Plus Payments or Income Focus Payments, and your Contract Value is greater than zero, we make the following guarantee if you take Annuity Payments under Annuity Option 1 or 3.

  For <u>single</u> Lifetime Plus Payments or Income Focus Payments, if you choose Annuity Option 1 (Life Annuity) where the sole Annuitant is the sole Covered Person, then your Annuity Payments equals the greater of:

  - annual Annuity Payments under Annuity Option 1 based on the Contract Value; or
  - the current annual maximum Lifetime Plus Payment or Income Focus Payment available to you.

  For <u>joint</u> Lifetime Plus Payments or Income Focus Payments, if you choose Annuity Option 3 (Joint and Last Survivor Annuity) with Annuity Payments to continue at a level of 100% to the surviving joint Annuitant, and both joint Annuitants are the joint Covered Persons, then your Annuity Payments equals the greater of:

  - annual Annuity Payments under Annuity Option 3 based on the Contract Value; or
  - the current annual maximum Lifetime Plus Payment or Income Focus Payment available to you.

  However, if you select any other Annuity Option, this guarantee does not apply.

---

10. DEATH BENEFIT

"You" in this section refers to the Owner, or the Annuitant if the Contract is owned by a non-individual.

The Base Contract provides the Traditional Death Benefit. If you purchased a Contract on or before April 26, 2013, the Traditional Death Benefit that applies to your Contract is described in Appendix D. If available, you can instead select the Quarterly Value Death Benefit at Contract issue (see section 11.d, Quarterly Value Death Benefit).

The death benefit is only available during the Accumulation Phase. If you or the Determining Life (Lives) die during the Accumulation Phase, we process the death benefit using prices determined after we receive the required information, which is either a Valid Claim or due proof of death as stated here. (For information on due proof of death see the Glossary – Valid Claim). If we receive this information after the end of the current Business Day, we use the next Business Day's prices.

If there are multiple Beneficiaries, each Beneficiary receives the portion of the death benefit he or she is entitled to when we receive his or her Valid Claim. Unless you instruct us to pay Beneficiaries a specific percentage of the death benefit, he or she each receives an equal share. Any part of the death benefit that is in the Investment Options remains there until distribution begins. From the time we determine the death benefit until we make a complete distribution, any amount in the Investment Options continues to be subject to investment risk that is borne by the recipient(s). Once we receive notification of death, we no longer accept additional Purchase Payments or process transfer requests.

11. SELECTION OF OPTIONAL BENEFITS

Check with your Financial Professional regarding availability of optional benefits. Each optional benefit carries an additional M&E charge or a rider charge. For more information, please see the Fee Tables and section 7, Expenses.

- **Income Protector.** This benefit provides guaranteed lifetime income (called Lifetime Plus Payments) that can begin from age 60 to age 90. We base payments on the Benefit Base. Income Protector allows access to both Contract Value and a death benefit for a period of time after payments begin as described in section 11.a, Income Protector.

- **Income Focus.** This benefit provides guaranteed lifetime income called Income Focus Payments (similar to Income Protector's Lifetime Plus Payments) that can begin from age 60 to age 90. We base payments on a percentage of each Income Value. Income Value Percentages can potentially increase by 1% each year if your Contract Value increases (Performance Increases). Income Focus allows access to both Contract Value and a death benefit for a period of time as described in section 11.b, Income Focus.

NOTE: Income Protector and Income Focus provide no payments before age 60. If you are required to annuitize your Contract as a result of current tax law, which may occur at age 95 or later, we provide an annuity option with payments at least equal to the Lifetime Plus Payments or Income Focus Payments you are then receiving as described in section 9, The Annuity Phase – When Annuity Payments Begin.

- **Investment Protector.** This benefit provides a level of protection for your principal and any annual investment gains (Target Value) on a future date if you hold the Contract for the required period, as described in section 11.c, Investment Protector. Appendix F contains information specific to the older version of this benefit that was issued from April 29, 2013 to July 19, 2013.

- **Quarterly Value Death Benefit.** This benefit locks in any quarterly investment gains to provide an increased death benefit as described in section 11.d, Quarterly Value Death Benefit. Appendix E contains information specific to the older version of this benefit that was issued from November 20, 2012 to April 26, 2013.

- **Bonus Option.** This benefit provides a 6% bonus on Purchase Payments received before age 81 (subject to a three-year vesting schedule) and has a higher and longer withdrawal charge schedule as described in section 11.e, Bonus Option. **Bonus annuity contracts generally have higher charges than contracts without a bonus and therefore, the charges may be greater than the bonus.**

At issue you first select either the Base Contract or Bonus Option. You then choose whether to add the Quarterly Value Death Benefit to your Contract. After we issue the Contract, you cannot remove the Bonus Option or Quarterly Value Death Benefit from your Contract. **If you select the Quarterly Value Death Benefit, you must also select an Additional Required Benefit (Income Protector, Income Focus or Investment Protector) at issue.**

You can select either Income Protector, Income Focus or Investment Protector once at issue, or on a Quarterly Anniversary during the Accumulation Phase (if available). **You cannot have more than one of these benefits at the same time.** You can select Income Protector before the older Covered Person reaches age 81. You can select Income Focus once the younger Covered Person reaches age 45 and before the older Covered Person reaches age 81. You can select Investment Protector before the older Owner reaches age 81 (or the Annuitant reaches age 81 if the Owner is a non-individual).

Once selected, you can remove Income Protector, Income Focus or Investment Protector subject to certain restrictions (for more information see Removing Income Protector in section 11.a, Removing Income Focus in section 11.b, and Removing Investment Protector in section 11.c). You cannot re-select Income Protector, Income Focus or Investment Protector in the future after you remove it from your Contract. If you select the Quarterly Value Death Benefit and remove an Additional Required Benefit without simultaneously replacing it with another Additional Required Benefit, you keep any prior lock ins of quarterly investment gains to your death benefit but you will not receive any future lock ins and we no longer assess the additional 0.30% M&E charge for the Quarterly Value Death Benefit.

REPLACING OPTIONAL BENEFITS

You can replace a benefit **one time** as follows if you meet the age selection requirement and the new benefit is available.
- Replace Income Protector with Investment Protector.
- Replace Income Focus with Investment Protector.
- Replace Investment Protector with Income Protector or Income Focus.

11.a INCOME PROTECTOR

We designed Lifetime Plus Payments to last for the lifetime of the Covered Person(s). If you do not begin Lifetime Plus Payments before all Covered Persons die or are removed from the Contract, Income Protector ends and you will not receive any payments. Lifetime Plus Payments are available once the younger Covered Person reaches age 60 and before the older Covered Person reaches age 91. You choose your payment frequency and amount subject to an annual maximum. Once established, the annual maximum Lifetime Plus Payment can increase, but it cannot decrease unless you take an Excess Withdrawal.

There are several important points to consider before selecting Income Protector.

- **If you do not begin Lifetime Plus Payments during the eligibility period, the benefit ends and you will have paid for the benefit without receiving any of its advantages.**
- **Income Protector provides no payment until the younger Covered Person is at least age 60.**
- This benefit is subject to a rider charge, as described in the Fee Tables and section 7, Expenses – Rider Charge.
- This benefit does not create Contract Value or guarantee Investment Option performance.
- If you select this benefit, we restrict your selection of Investment Options and rebalance your Contract Value quarterly. We also restrict additional Purchase Payments and Contract Value allocations and transfers. These restrictions support the benefit's guarantees, and to the extent they limit your investment flexibility, they may limit the upside potential to your Contract Value and Benefit Base.
- If you select this benefit, any active flexible rebalancing program ends.
- If you take less than the annual maximum Lifetime Plus Payment, you will not receive an annual payment increase.
- For Joint Owners and/or joint Covered Persons, if you and your spouse divorce after selecting Income Protector and you notify us, we treat any request to reduce or divide benefits under this Contract as a request for a withdrawal of Contract Value payable to you. We process the withdrawal and remove one spouse from the Contract as a Covered Person, Owner, and/or Annuitant, according to your instructions or any applicable court order. This withdrawal is subject to any applicable tax or withdrawal charge, and may reduce the Benefit Base and/or cause Lifetime Plus Payments and Income Protector to end prematurely. However, if you do not notify us of the divorce, the Contract continues and upon the death of an Owner, we pay any applicable death benefit and the Contract and this benefit both end.

Please discuss Income Protector's appropriateness with your Financial Professional and tax adviser.

SELECTING INCOME PROTECTOR

You can select Income Protector at issue or, if available, on any Quarterly Anniversary during the Accumulation Phase once before the older Covered Person reaches age 81. Covered Person(s) are discussed in section 2.

You can select Income Protector after the Issue Date by completing the appropriate form. We add this benefit to your Contract on the Quarterly Anniversary (or on the next Business Day if the Quarterly Anniversary is not a Business Day) after we receive your request in Good Order at our Service Center, and the Rider Effective Date is that Quarterly Anniversary. For the request to be in Good Order, we must receive this form no earlier than 30 days before a Quarterly Anniversary, and no later than 4 p.m. Eastern Time on the last Business Day before the Quarterly Anniversary. If we receive your request outside this time period, we ask you to resubmit it for the next Quarterly Anniversary. Your Contract Value on the Rider Effective Date must be at least $10,000. You must reallocate your Contract Value and change your future allocation instructions to comply with the Investment Option allocation and transfer restrictions discussed later in this section before we add this benefit to your Contract.

> *NOTE:*
> - **You cannot have Income Protector and Income Focus or Investment Protector at the same time. You can only have one of these benefits.**
> - **You can only select Income Protector one time.** You cannot select Income Protector, remove it from your Contract and then reselect it.
> - **Income Protector is not available if your Contract ever included Income Focus.** If you have questions about whether Income Protector is available to you, please contact our Service Center at (800) 624-0197.
> - **For an Income Protector rider issued in Pennsylvania:** If you change your mind about having Income Protector, you can return the rider within ten days after receiving it and we treat it as if it had never been issued.

There are several important points to consider before selecting Income Focus.

- **If you do not begin Income Focus Payments during the eligibility period, the benefit ends and you will have paid for the benefit without receiving any of its advantages.**
- **Income Focus provides no payment until the younger Covered Person is at least age 60.**
- This benefit is subject to a rider charge, as described in the Fee Tables and section 7, Expenses – Rider Charge.
- This benefit does not create Contract Value or guarantee Investment Option performance.
- If you select this benefit, we restrict your selection of Investment Options and rebalance your Contract Value quarterly. We also restrict additional Purchase Payment and Contract Value allocations and transfers. These restrictions support the benefit's guarantees, and to the extent they limit your investment flexibility, they may limit the upside potential to your Contract Value and whether or not you receive any Performance Increases.
- If you select this benefit, any active dollar cost averaging program or flexible rebalancing program ends.
- If you take less than the annual maximum Income Focus Payment, you will not receive a Performance Increase.
- For Joint Owners and/or joint Covered Persons, if you and your spouse divorce after selecting Income Focus and you notify us, we treat any request to reduce or divide benefits under this Contract as a request for a withdrawal of Contract Value payable to you. We process the withdrawal and remove one spouse from the Contract as a Covered Person, Owner, and/or Annuitant, according to your instructions or any applicable court order. This withdrawal is subject to any applicable tax or withdrawal charge, and may reduce the Total Income Value and/or cause Income Focus Payments and Income Focus to end prematurely. However, if you do not notify us of the divorce, the Contract continues and upon the death of an Owner, we pay any applicable death benefit and the Contract and this benefit both end.

Please discuss Income Focus's appropriateness with your Financial Professional and tax adviser.

SELECTING INCOME FOCUS

You can select Income Focus at issue or, if available, on any Quarterly Anniversary during the Accumulation Phase once the younger Covered Person reaches age 45 and before the older Covered Person reaches age 81. Covered Person(s) are discussed in section 2.

You can select Income Focus after the Issue Date by completing the appropriate form. We add this benefit to your Contract on the Quarterly Anniversary (or on the next Business Day if the Quarterly Anniversary is not a Business Day) after we receive your request in Good Order at our Service Center, and the Rider Effective Date is that Quarterly Anniversary. For the request to be in Good Order, we must receive this form no earlier than 30 days before a Quarterly Anniversary, and no later than 4 p.m. Eastern Time on the last Business Day before the Quarterly Anniversary. If we receive your request outside this time period, we ask you to resubmit it for the next Quarterly Anniversary. Your Contract Value on the Rider Effective Date must be at least $10,000. You must reallocate your Contract Value and change your future allocation instructions to comply with the Investment Option allocation and transfer restrictions discussed later in this section before we add this benefit to your Contract.

NOTE:

- **You cannot have Income Focus and Income Protector or Investment Protector at the same time. You can only have one of these benefits.**
- **You can only select Income Focus one time.** You cannot select Income Focus, remove it from your Contract and then reselect it.
- **Income Focus is not available if your Contract ever included Income Protector.** If you have questions about whether Income Focus is available to you, please contact our Service Center at (800) 624-0197.
- **For an Income Focus rider issued in Pennsylvania:** If you change your mind about having Income Focus, you can return the rider within ten days after receiving it and we treat it as if it had never been issued.

WHEN INCOME FOCUS ENDS

Income Focus ends on the earliest of the following.

- The Business Day we process your request to remove this benefit from your Contract (the rider termination date).
- For riders issued in all states except California, Connecticut, and New Jersey, the Business Day all original Covered Persons no longer have the required relationship (Owner, Annuitant or sole Beneficiary) as stated under "Covered Persons" in section 2.
- The older Covered Person's 91st birthday if it occurs before the Benefit Date.
- The Business Day before the Annuity Date.
- The Business Day we process your request for a full withdrawal, other than a full withdrawal caused by an Income Focus Payment.
- The Benefit Date or a Benefit Anniversary if the annual maximum Income Focus Payment is less than $100. However, this does not apply if you have the Charge Lock Option rider, your Last Performance Increase Date is the Benefit Date or a Benefit Anniversary, and on the Last Performance Increase Date your annual maximum Income Focus Payment becomes less than $100.
- Upon the death of an Owner (or Annuitant if the Owner is a non-individual), the end of the Business Day we first receive a Valid Claim from any one Beneficiary. However, if a federally recognized spouse is a Covered Person and continues this Contract, Income Focus also continues. In New Jersey, if a surviving civil union partner is the sole Beneficiary and takes the additional death benefit payment option described in the Contract, Income Focus ends on the Business Day before the Annuity Date.
- The date of death of the last surviving Covered Person.
- The Business Day the Contract ends.

NOTE FOR RIDERS ISSUED IN CALIFORNIA, CONNECTICUT, AND NEW JERSEY: An assignment or change of ownership does not change the Covered Person(s). After an assignment or change of ownership, if a Covered Person who was previously an Owner or Annuitant no longer has that position, Income Focus ends on the earlier of the date of death of an individual Owner (or Annuitant if the Owner is a non-individual), or last surviving Covered Person. Upon the death of an individual Owner (or Annuitant if the Owner is a non-individual), if the deceased's spouse is a sole Beneficiary and continues the Contract, Income Focus ends on the earlier of the date of death of the surviving spouse or last surviving Covered Person. If a surviving spouse instead elects to receive payment of the death benefit, Income Focus ends on the Business Day we receive his or her Valid Claim. For riders issued in New Jersey involving civil union partners, Income Focus and Income Focus Payments may end even earlier because Contract continuation is not allowed for a surviving civil union partner. *This means that Income Focus Payments may end even if a Covered Person is still alive.*

11.c INVESTMENT PROTECTOR

Investment Protector provides, during the Accumulation Phase, a level of protection for your principal and any annual investment gains through the Target Value which is available at a future point you select, called the Target Value Date. The earliest initial Target Value Date you can select is the tenth Rider Anniversary and subsequent Target Value Dates occur on every subsequent fifth Rider Anniversary. **The Target Value is only guaranteed to be available to you on each Target Value Date. Beginning on the next Business Day, your Contract Value fluctuates based on your selected Investment Options' performance, and this is the value available to you upon withdrawal.**

There are several important points to consider before selecting Investment Protector.

- This benefit is subject to a rider charge, as described in the Fee Tables and section 7, Expenses – Rider Charge.
- This benefit does not guarantee Investment Option performance.
- If you select this benefit, we restrict your selection of Investment Options and rebalance your Contract Value quarterly. We also restrict additional Purchase Payment and Contract Value allocations and transfers. These restrictions support the benefit's guarantees, and to the extent they limit your investment flexibility, they may limit the upside potential to your Contract Value and Target Value.
- **The Target Value does not lock in any Contract Value gains that occur between Rider Anniversaries.**
- **The Target Value does not provide any guarantee to your Contract Value before the initial Target Value Date, or during the period between Target Value Dates.**
- **The Target Value Dates are the only days that we guarantee your Contract Value equals the Target Value.**

Please discuss Investment Protector's appropriateness with your Financial Professional.

SELECTING INVESTMENT PROTECTOR

You can select Investment Protector at issue or, if available, on any Quarterly Anniversary during the Accumulation Phase once before the older Owner reaches age 81 (or the Annuitant reaches age 81 if the Owner is a non-individual).

You can select Investment Protector after the Issue Date by completing the appropriate form. We add this benefit to your Contract on the Quarterly Anniversary (or on the next Business Day if the Quarterly Anniversary is not a Business Day) after we receive your request in Good Order at our Service Center, and the Rider Effective Date is that Quarterly Anniversary. For the request to be in Good Order, we must receive this form no earlier than 30 days before a Quarterly Anniversary, and no later than 4 p.m. Eastern Time on the last Business Day before the Quarterly Anniversary. If we receive your request outside this time period, we ask you to resubmit it for the next Quarterly Anniversary. Your Contract Value on the Rider Effective Date must be at least $10,000. You must reallocate your Contract Value and change your future allocation instructions to comply with the Investment Option allocation and transfer restrictions discussed later in this section before we add this benefit to your Contract.

NOTE:
- **You cannot have Investment Protector and Income Protector or Income Focus at the same time. You can only have one of these benefits.**
- **For Contracts issued in Florida and Massachusetts:** Investment Protector is only available at issue.
- **You can only select Investment Protector one time.** You cannot select Investment Protector, remove it from your Contract and then reselect it. If you have questions about whether Investment Protector is available to you, please contact our Service Center at (800) 624-0197.
- **For an Investment Protector rider issued in Pennsylvania:** If you change your mind about having Investment Protector, you can return the rider within ten days after receiving it and we treat it as if it had never been issued.

REMOVING INVESTMENT PROTECTOR

You can remove Investment Protector from your Contract while the Contract Value is positive. You cannot re-select this benefit in the future after you remove it from your Contract.

You can remove Investment Protector by completing the appropriate form. We remove this benefit from your Contract on the Quarterly Anniversary (or on the next Business Day if the Quarterly Anniversary is not a Business Day) that occurs immediately after we receive your request in Good Order at our Service Center, and the rider termination date is that Quarterly Anniversary.

If we increase this benefit's rider charge and you want to remove this benefit before the increase, we must receive this form within 30 days of the date of our letter notifying you of the rider charge increase. If we receive your form after this period, we increase your rider charge and ask you to resubmit the form for the next Quarterly Anniversary.

If you are removing this benefit for any other reason, your request is in Good Order if we receive this form no earlier than 30 days before a Quarterly Anniversary, and no later than 4 p.m. Eastern Time on the last Business Day before the Quarterly Anniversary. If we receive your request outside this time period, we ask you to resubmit it for the next Quarterly Anniversary.

On the rider termination date we deduct the final rider charge, and the restrictions on additional Purchase Payments and Contract Value allocations and transfers no longer apply.

TARGET VALUE DATES

Investment Protector guarantees that on each Target Value Date until the benefit ends, your Contract Value cannot be less than the Target Value (described next in this section). You select the initial Target Value Date when you select this benefit. The earliest available initial Target Value Date is the tenth Rider Anniversary, and the latest date is the Rider Anniversary before the older Owner reaches age 91 (or the Annuitant reaches age 91 if the Owner is a non-individual). Subsequent Target Value Dates occur on every fifth Rider Anniversary after the initial Target Value Date while this benefit is in effect.

For example, you purchase a Contract as the sole Owner on September 1, 2013 and you are age 70. You select Investment Protector on the first Quarterly Anniversary, December 1, 2013 and you are still age 70. The earliest available initial Target Value Date is December 1, 2023 and the latest date is December 1, 2033. If you select the earliest available initial date (December 1, 2023), subsequent Target Value Dates would occur on December 1st in 2028, 2033, 2038, etc.